Exhibit 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF

SILVERCREST MINES INC.

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(UNAUDITED)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORTING

The accompanying condensed consolidated interim financial statements of SilverCrest Mines Inc. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate to the Company‘s circumstances. Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Audit Committee of the Board of Directors meets periodically with Management to review results of the condensed consolidated interim financial statements and related financial reporting matters prior to submitting the condensed consolidated interim financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

The condensed consolidated interim financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

SILVERCREST MINES INC.

Table of Contents

Page

Condensed Consolidated Statements of Financial Position	3

Condensed Consolidated Interim Statements of Operations and Comprehensive Earnings	4

Condensed Consolidated Interim Statements of Cash Flows	5

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	6

Notes to the Condensed Consolidated Interim Financial Statements	7 – 21

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

AS AT

	September 30, 2013	December 31, 2012

ASSETS

Current Assets
Cash and cash equivalents	$24,098,242	$28,147,049
Short term investments	-	20,000,000
Amounts receivable	101,146	497,004
Prepaid expenses and other (note 9)	403,739	334,812
Inventory (note 5)	13,058,381	12,231,752
Total Current Assets	37,661,508	61,210,617

Non-Current Assets
Taxes receivable	7,462,744	6,355,457
Deferred finance expense (note 9)	351,516	-
Property, plant and equipment (note 6)	79,205,429	43,445,953
Exploration and evaluation assets (note 7)	15,218,082	11,059,062
Total Non-Current Assets	102,237,771	60,860,472

TOTAL ASSETS	$139,899,279	$122,071,089

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$4,130,118	$3,576,042
Deferred revenue (note 8)	2,589,486	2,476,900
Total Current Liabilities	6,719,604	6,052,942

Non-Current Liabilities
Asset retirement obligations	4,134,766	4,015,862
Deferred revenue (note 8)	4,689,269	6,473,124
Deferred tax liability (note 18)	3,623,000	1,625,000
Total Non-Current Liabilities	12,447,035	12,113,986

Total Liabilities	19,166,639	18,166,928

Shareholders’ Equity
Capital stock (note 10)	108,591,029	103,246,773
Reserves (note 10)	5,166,533	4,710,841
Accumulated other comprehensive loss	(3,043,187)	(1,498,045)
Retained earnings (deficit)	10,018,265	(2,555,408)
Total Shareholders' Equity	120,732,640	103,904,161

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$139,899,279	$122,071,089

Nature of operations (note 1)
Commitments (note 6)
Contingencies (note 20)
Subsequent events (note 21)

Approved by the Board and authorized for issue on November 13, 2013.

“J. Scott Drever”	Director	“Barney Magnusson”	Director
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

For the three and nine months ended September 30,	Three months ended		Nine months ended
	2013	2012	2013	2012

Revenues (note 11)	$13,669,133	$16,694,752	$42,027,034	$52,276,353

Cost of sales (note 12)	(5,293,749)	(4,239,773)	(14,710,162)	(13,151,191)

Depletion, depreciation and accretion	(1,490,561)	(1,466,356)	(4,634,553)	(4,446,494)

Mine operating earnings	6,884,823	10,988,623	22,682,319	34,678,668

Income (expenses)
General and administrative expenses (note 13, 15)	(1,125,084)	(1,070,468)	(4,065,903)	(3,462,543)
Share-based compensation (note 10)	(311,407)	(104,734)	(1,625,944)	(652,099)
Foreign exchange gain (loss)	36,707	(292,762)	1,286,401	(339,686)
Interest income	97,503	30,978	226,024	173,895
Loss on derivative instruments	-	(5,126,321)	-	(5,408,517)
	(1,302,281)	(6,563,307)	(4,179,422)	(9,688,950)

Earnings before finance charges	5,582,542	4,425,316	18,502,897	24,989,718

Finance expense	(61,224)	-	(61,224)	-

Earnings before taxes	5,521,318	4,425,316	18,441,673	24,989,718

Taxes
Current income tax expense	(1,153,000)	(2,973,000)	(3,870,000)	(7,650,000)
Deferred tax expense	(663,000)	(189,000)	(1,998,000)	(480,000)
Net earnings	3,705,318	1,263,316	12,573,673	16,859,718

Other comprehensive loss
Exchange gain (loss) in translation to US Dollars	459,247	949,838	(1,545,142)	862,423

Comprehensive earnings for the period	$4,164,565	$2,213,154	$11,028,531	$17,722,141

Earnings per common share (note 14)
Basic	$0.03	$0.01	$0.12	$0.19
Diluted	$0.03	$0.01	$0.11	$0.18

Weighted average number of common shares outstanding	108,775,813	89,737,466	108,062,918	89,111,270

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

For the nine months ended September 30,	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period	$12,573,673	$16,859,718
Items not affecting cash:
Depletion, depreciation and accretion	4,634,553	4,446,494
Interest income	(226,024)	(173,895)
Share-based compensation	1,625,944	652,099
Finance expense	32,249	-
Unrealized foreign exchange (gain) loss	(1,387,476)	341,127
Loss on derivatives	-	5,408,517
Derivative revenue recorded (note 11)	-	(4,448,553)
Deferred revenue (note 8)	(1,671,270)	(1,980,815)
Current income tax expense	3,870,000	7,650,000
Deferred tax expense	1,998,000	480,000
Cash flows before changes in working capital items	21,449,649	29,234,692
Amounts receivable	346,774	(30,793)
Taxes receivable	(2,545,287)	(2,014,085)
Prepaid expenses	83,627	(178,883)
Inventory	(772,576)	(2,193,167)
Accounts payable and accrued liabilities	(480,256)	(484,810)
Cash flows before income taxes	18,081,931	24,332,954
Income taxes paid	(2,432,000)	(4,439,612)
Net cash provided by operating activities	15,649,931	19,893,342
CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issuance costs	(1,823)	-
Warrants exercised	805,468	2,330,647
Stock options exercised	2,120,359	141,098
Deferred finance expense	(444,274)	-
Net cash provided by financing activities	2,479,730	2,471,745
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(40,322,359)	(6,730,915)
Short term investments redemption	20,000,000	14,490,000
Exploration and evaluation	(1,997,511)	(4,567,240)
Interest received	285,621	346,620
Net cash (used in) provided by investing activities	(22,034,249)	3,538,465

Impact of exchange rate changes on cash and cash equivalents	(144,219)	793,339

Change in cash and cash equivalents, during the period	(4,048,807)	26,696,891
CASH AND CASH EQUIVALENTS, beginning of the period	28,147,049	11,190,274
CASH AND CASH EQUIVALENTS, end of the period	$24,098,242	$37,887,165

Cash and cash equivalents is represented by:
Cash	$24,098,242	$34,559,724
Cash equivalents	-	1,527,441
Designated cash	-	1,800,000
	$24,098,242	$37,887,165

Supplemental disclosure with respect to cash flows (note 16)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

	Capital Stock		Reserves	Accumulated	(Deficit)/	Total
	Number	Amount	Share-Based	Comprehensive	Retained Earnings
			Payments	Loss
Balance at December 31, 2011	87,134,179	$64,229,007	$5,066,791	$(2,059,568)	$(33,031,152)	$34,205,078

Warrants exercised	2,552,200	3,203,325	(872,678)	-	-	2,330,647
Stock options exercised	100,000	193,026	(51,928)	-	-	141,098
Share-based compensation	-	-	652,099	-	-	652,099
Net earnings for the period	-	-	-	-	16,859,718	16,859,718
Currency translation adjustment	-	-	-	862,423	-	862,423

Balance at September 30, 2012	89,786,379	67,625,358	4,794,284	(1,197,145)	(16,171,434)	55,051,063

Warrants exercised	2,500,000	3,118,446	(854,046)	-	-	2,264,400
Stock options exercised	76,000	171,633	(54,599)	-	-	117,034
Issuance of capital stock	13,529,750	34,521,563	-	-	-	34,521,563
Share issuance costs	-	(2,190,227)	-	-	-	(2,190,227)
Share-based compensation	-	-	825,202	-	-	825,202
Net earnings for the period	-	-	-	-	13,616,026	13,616,026
Currency translation adjustment	-	-	-	(300,900)	-	(300,900)

Balance at December 31, 2012	105,892,129	103,246,773	4,710,841	(1,498,045)	(2,555,408)	103,904,161

Warrants exercised	510,300	987,612	(182,144)	-	-	805,468
Stock options exercised	1,825,000	3,108,467	(988,108)	-	-	2,120,359
Issuance of capital stock (note 7)	615,776	1,250,000	-	-	-	1,250,000
Share issuance costs	-	(1,823)	-	-	-	(1,823)
Share-based compensation	-	-	1,625,944	-	-	1,625,944
Net earnings for the period	-	-	-	-	12,573,673	12,573,673
Currency translation adjustment	-	-	-	(1,545,142)	-	(1,545,142)

Balance at September 30, 2013	108,843,205	$108,591,029	$5,166,533	$(3,043,187)	$10,018,265	$120,732,640

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012	TSX.V:SVL NYSE MKT:SVLC

1.      NATURE OF OPERATIONS

SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is incorporated under the jurisdiction of the Province of British Columbia, Canada pursuant to the British Columbia Business Corporations Act. The Company is engaged in mining at the Santa Elena Mine in Mexico and is involved in related activities including acquisition, exploration, development, extraction, processing and reclamation.

The head office and principal address of the Company is 570 Granville Street, Suite 501, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3E8. SilverCrest is a public company which is listed on the TSX Venture Exchange (under the symbol SVL) and the NYSE MKT (under the symbol SVLC).

These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company on November 13, 2013.

2.      BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with SilverCrest’s most recently issued consolidated financial statements for the year ended December 31, 2012, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies, use of judgments and estimates were presented in Note 2 of these consolidated financial statements, and have been consistently applied in the preparation of these condensed consolidated interim financial statements, except for those policies which have changed as a result of the adoption of new and amended IFRS pronouncements effective January 1, 2013.

Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value.

These condensed consolidated interim financial statements include the accounts of SilverCrest and its wholly-owned subsidiaries NorCrest Silver Inc., and SVL Minerals Ltd. (both incorporated under the laws of Canada), and Nusantara de Mexico S.A. de C.V., Santa Elena Oro y Plata S.A. de C.V., Minera de Cerro Santo S.A. de C.V., Magellan Exploracion S.A. de C.V. and SilverCrest de Mexico S.A. de C.V. (all incorporated under the laws of Mexico). All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

SilverCrest consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company has the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control.

Company	Ownership%	Place of Incorporation	Principal Activity
NorCrest Silver Inc.	100%	Canada	Holding Company
SVL Minerals Ltd.	100%	Canada	Holding Company
Nusantara de Mexico S.A. de C.V.	100%	Mexico	Santa Elena Mine and Mineral Development
Santa Elena Oro y Plata S.A. de C.V.	100%	Mexico	Service Company
Minera de Cerro Santo S.A. de C.V.	100%	Mexico	Service Company
Magellan Exploracion S.A. de C.V.	100%	Mexico	Service Company
SilverCrest de Mexico S.A. de C.V.	100%	Mexico	Exploration and Evaluation

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012	TSX.V:SVL NYSE MKT:SVLC

2.      BASIS OF PRESENTATION (continued)

Use of Judgments and Estimates

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenditures during the period.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the amounts included in the condensed consolidated interim financial statements.

The key areas where judgments, estimates and assumptions have been made are summarized as follows:

•
Estimates of the quantities of probable reserves, which are used in the calculation of depletion expense, the capitalization of production phase stripping costs, and forecasting the timing of the payments related to the asset retirement obligations. Figures for reserves are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and Canadian Institute of Mining, Metallurgy and Petroleum standards. Probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its probable reserves based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of an orebody requires complex geological judgments to interpret the data. The estimation of future cash flows related to probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgments made in estimating the size and grade of the orebody. Changes in the probable reserves may impact the carrying value of property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depletion expense.  Mining assets are depreciated on a units-of-production basis over the probable reserves to which they relate; inferred resources are not included in probable reserves or the calculation of depletion. The Company has updated the quantities of probable reserves used in its calculations, to reflect the updated NI 43-101 Technical Report titled “Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update” effective date April 30, 2013, and filed July 25, 2013, on SEDAR at www.sedar.com;

•	Estimates of ounces of gold/silver ore in stockpiles and on leach pads that are based on the number of tonnes added, the gold/silver contained therein, and the expected metallurgical recovery rates;

•	The determination of the date on which a mine commences commercial production, since capitalization of certain costs and revenues ceases upon commencing commercial production;

•	The determination that costs related to exploration drilling, evaluation studies and other development work that have been capitalized have probable future benefit and are economically recoverable;

•	The estimated useful lives of property, plant and equipment, and the measurement of depreciation expense;

•	The estimated fair values of cash generating units for non-current asset impairment tests;

•
Recognition of provisions for asset retirement obligations, including the estimation of the rehabilitation costs, timing of expenditures, the impact of changes in discount rates, and changes in environmental and regulatory requirements;

•	The determination of the Company’s functional currencies;

•	The estimation of the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense, and indirect taxes;

•	The determination of the fair value of derivative instruments, agent warrants in capital stock, and inputs used in accounting for share-based compensation; and

•	The recoverability of amounts receivable and taxes receivable.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012	TSX.V:SVL NYSE MKT:SVLC

3.      CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. Management conducted a review of all of the Company’s entities and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of the Company’s subsidiaries.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. The focus of the standard is to reflect the rights and obligations of the parties involved in the joint arrangement, regardless of whether the joint arrangement operates through a separate legal entity. Joint arrangements that are classified as joint ventures are accounted for using the equity method of accounting. Joint arrangements that are classified as joint operations require the venturers to recognize the individual assets, liabilities, revenues and expenses to which they have legal rights or are responsible. The adoption of IFRS 11 had no impact, as SilverCrest does not currently hold interests in Joint Arrangements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). We have adopted IFRS 12 effective January 1, 2013. The adoption of IFRS 12 will result in incremental disclosures in our annual consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value, as well as a requirement for enhanced disclosures. We have adopted IFRS 13 on a prospective basis. Refer to disclosures on fair value measurement in note 16.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activities during the production phase of surface mining when either of the following two benefits accrue to the entity as a result of the stripping: 1. useable ore that can be used to produce inventory and 2. improved access to further quantities of material that will be mined in future periods. IFRIC 20 was adopted effective January 1, 2013 and had no impact in comparative periods.

4.      NEW STANDARDS NOT YET ADOPTED

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013, to January 1, 2015.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012	TSX.V:SVL NYSE MKT:SVLC

4.      NEW STANDARDS NOT YET ADOPTED (continued)

IAS 32 – Financial Instruments: Presentation (“IAS 32”) - The IASB amended IAS 32, “Financial Instruments: Presentation” to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of ‘currently has a legally enforceable right of set-off’;
•	the application of simultaneous realization and settlement;
•	the offsetting of collateral amounts; and
•	the unit of account for applying the offsetting requirements.

The amended standard is effective for annual periods beginning on or after January 1, 2014.

The Company has not yet completed the process of assessing the impact that IFRS 9 and IAS 32 will have on its consolidated financial statements, or whether to early adopt these new requirements.

5.      INVENTORY

	September 30, 2013	December 31, 2012
Silver and gold in process	$10,565,964	$9,830,516
Finished goods - dore bars	1,355,875	1,440,163
Supplies	1,136,542	961,073
	$13,058,381	$12,231,752

6.      PROPERTY, PLANT AND EQUIPMENT

	Santa Elena Mine		Santa Elena Mine	Corporate	Total
	Equipment	Mining Assets	Expansion in Progress	Office
Cost
Balance at December 31, 2011	$18,940,547	$16,800,009	$2,025,614	$70,239	$37,836,409
Additions	1,703,920	919,997	14,123,843	38,578	16,786,338
Balance at December 31, 2012	20,644,467	17,720,006	16,149,457	108,817	54,622,747
Additions	683,487	-	39,634,140	12,925	40,330,552
Disposals	(30,787)	-	-	-	(30,787)
Balance at September 30, 2013	$21,297,167	$17,720,006	$55,783,597	$121,742	$94,922,512

Accumulated depreciation and depletion
Balance at December 31, 2011	$2,976,109	$1,982,393	$-	$29,009	$4,987,511
Charge for the year	2,445,144	3,685,825	-	58,314	6,189,283
Balance at December 31, 2012	5,421,253	5,668,218	-	87,323	11,176,794
Charge for the period	1,606,153	2,956,149	-	7,399	4,569,701
Disposals	(29,412)	-	-	-	(29,412)
Balance at September 30, 2013	$6,997,994	$8,624,367	$-	$94,722	$15,717,083
Carrying amounts
At December 31, 2012	$15,223,214	$12,051,788	$16,149,457	$21,494	$43,445,953
At September 30, 2013	$14,299,173	$9,095,639	$55,783,597	$27,020	$79,205,429

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, the Company has entered into a number of contractual commitments related to design and acquisition of plant and equipment for the Santa Elena Expansion Project.

At September 30, 2013, these commitments totalled approximately $40,538,000 ($31,562,000 paid), all of which are expected to fall due over the next 12 months.  Subsequent to September 30, 2013, the Company entered into additional contractual commitments related to the Santa Elena Expansion Project totaling approximately $3,034,000, which cumulatively amounts to $43,573,000 ($34,016,000 paid).

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012	TSX.V:SVL NYSE MKT:SVLC

7.      EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

2013				2013
	Cruz de Mayo	La Joya	Other	Total
Balance at December 31, 2012	$2,872,383	$8,186,679	$-	$11,059,062
Additions
Acquisition and option payments	$-	$2,670,000	$100,000	$2,770,000
Deferred exploration costs:
Depreciation	-	14,881	-	14,881
Assays	-	75,697	-	75,697
Drilling	-	114,583	-	114,583
Exploration and general	71,988	259,666	21,054	352,708
Professional fees	-	86,202	-	86,202
Salaries	-	263,944	-	263,944
Technical consulting and services	10,772	470,233	-	481,005
Subtotal, 2013 additions	82,760	3,955,206	121,054	4,159,020

Balance at September 30, 2013	$2,955,143	$12,141,885	$121,054	$15,218,082

2012			2012
	Cruz de Mayo	La Joya	Total
Balance at December 31, 2011	$1,747,295	$2,605,009	$4,352,304
Additions
Acquisition and option payments	$50,000	$110,000	$160,000
Deferred exploration costs:
Depreciation	-	17,968	17,968
Assays	73,912	490,080	563,992
Drilling	605,898	3,133,341	3,739,239
Exploration and general	111,951	1,079,953	1,191,904
Professional fees	-	32,783	32,783
Salaries	117,661	273,016	390,677
Technical consulting and services	165,666	444,529	610,195
Subtotal, 2012 additions	1,125,088	5,581,670	6,706,758

Balance at December 31, 2012	$2,872,383	$8,186,679	$11,059,062

Cruz de Mayo Project, Mexico

The Company purchased a 100% interest in certain mineral concessions, located in Sonora State, Mexico, in 2004, and on November 19, 2010, finalized an assignment agreement to acquire a 100% interest in the El Guereguito concession in the same state. The Company has the right to acquire the 100% interest in the El Guereguito concession by making the following staged option payments totaling $1,000,000.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012	TSX.V:SVL NYSE MKT:SVLC

7.      EXPLORATION AND EVALUATION ASSETS (continued)

	El Guereguito
November 19, 2010	$20,000	(paid)
May 19, 2011	20,000	(paid)
November 19, 2011	25,000	(paid)
November 19, 2012	50,000	(paid)
November 19, 2013	50,000
	165,000
$50,000 on each anniversary date	835,000
TOTAL	$1,000,000

The Company has the right to make early payment with no additional consideration. There is a 2.5% NSR on revenues from production of minerals which ceases on cumulative payments of $1,000,000.

La Joya Project, Mexico

During 2010, the Company entered into agreements to acquire a 100% interest in the La Joya Project located southeast of Durango City, Durango State, Mexico.

On June 21, 2010, the Company entered into the “La Joya West” agreement for purchase and sale. The Company has the right to acquire a 100% interest by making the following staged payments totaling $2,680,000 over a period of 3 years.

	La Joya West
June 21, 2010	$20,000	(paid)
October 21, 2010	20,000	(paid)
April 21, 2011	60,000	(paid)
October 21, 2011	80,000	(paid)
June 21, 2013 (1)	2,500,000	(settled)
TOTAL	$2,680,000

(1) In order for the Company to complete the purchase of the La Joya West agreement, a final payment of $2,500,000 was required to be paid by June 21, 2013, and may be settled by a combination of cash and common shares of SilverCrest (50% in such ratio of cash to shares as may be determined by SilverCrest in its sole discretion; and the remaining 50% in such ratio of cash to common shares of SilverCrest as may be negotiated by SilverCrest and the Owners).

SilverCrest and the Owners agreed the final payment will be made by payment of $1,250,000 in cash to the Owners and payment of the remaining $1,250,000 (CAD$1,268,500) by way of issuing to the Owners a total of 615,776 common shares of SilverCrest at a price of CAD$2.06 per share. The shares were issued on May 24, 2013, and both the shares and cash are being held pending verification of title registration in Mexico. There is a 2% NSR on revenues from production of minerals.

On November 25, 2010, the Company entered into the “La Joya East” agreement for purchase and sale. The Company has the right to acquire a 100% interest by making the following staged payments totaling $1,500,000 over a period of 3 years.

	La Joya East
December 31, 2010	$25,000	(paid)
June 30, 2011	20,000	(paid)
December 31, 2011	50,000	(paid)
June 30, 2012	60,000	(paid)
December 31, 2012	70,000	(paid)
June 30, 2013	100,000	(paid)
December 31, 2013	1,175,000
TOTAL	$1,500,000

The final $1,175,000 payment can be settled in shares of the Company or by a combination of cash and shares at the Company’s discretion. Of the option payments, $750,000 shall be deemed to be advanced royalty payments made on account of the NSR. There is a 2% NSR revenues from production of minerals.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012	TSX.V:SVL NYSE MKT:SVLC

8.     DEFERRED REVENUE

On May 14, 2009, the Company entered into a definitive Purchase Agreement with Sandstorm Gold Ltd. under which the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V., agreed to sell 20% of future gold production from the Santa Elena Project to Sandstorm in exchange for an Upfront Deposit of $12,000,000 and 3,500,000 common shares of Sandstorm. The agreement also provides for ongoing per-ounce payments by Sandstorm equal to the lesser of $350 and the prevailing spot gold market price upon delivery of gold until a total of 50,000 ounces of gold have been delivered. The per ounce price of $350 is subject to an increase of 1% per annum commencing on the 3rd anniversary of the date the Santa Elena Project begins commercial production.

As deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as operating revenue. The amount recognized is based on the proportion of gold ounces sold to Sandstorm in the period, to the projected Santa Elena open pit heap leach reserves attributable to Sandstorm, which will be adjusted on the commissioning of the new mill and underground mine.

Sandstorm may elect to participate in the underground mine and purchase 20% of the gold from the underground mine provided Sandstorm pays 20% of the underground mine capital costs calculated pro-rata to the gold silver ratio of the mine. The price per ounce of the delivered underground ounces will be the lesser of $450 per ounce or the market value subject to an increase of 1% per annum beginning on the 3rd anniversary from the date the underground mine begins commercial production and Sandstorm having received a total of 50,000 ounces of gold.

The Company has granted Sandstorm a charge on the assets of the Company that is subordinate to any existing and future bank debt. The charge was granted in the event the Company is unable to deliver a total of 50,000 ounces of gold to Sandstorm by the year 2049.

During the nine month period ended September 30, 2013, the Company recorded revenue of $3,229,925 (2012 – $3,828,157) from the delivery of 4,453 gold ounces (2012 – 5,278) to Sandstorm, which consisted of $1,558,655 (2012 – $1,847,342) in cash and $1,671,270 (2012 - $1,980,815) from amortization of deferred revenue. Details of changes in the balance are as follows:

	Upfront Deposit	Sandstorm Shares	Total Deferred Revenue

As at December 31, 2011	$10,330,838	$1,233,785	$11,564,623
Delivery of gold	(2,335,657)	(278,942)	(2,614,599)
As at December 31, 2012	7,995,181	954,843	8,950,024
Less current portion	(2,212,649)	(264,251)	(2,476,900)
Deferred revenue	$5,782,532	$690,592	$6,473,124

As at December 31, 2012	$7,995,181	$954,843	$8,950,024
Delivery of gold	(1,492,968)	(178,301)	(1,671,269)
As at September 30, 2013	6,502,213	776,542	7,278,755
Less current portion	(2,313,224)	(276,262)	(2,589,486)
Deferred revenue	$4,188,989	$500,280	$4,689,269

9.     CREDIT FACILITY

On July 11, 2013, SilverCrest entered into a three year $40 million secured corporate credit facility (the “Facility”) with The Bank of Nova Scotia (“Scotiabank”). The credit limit available under the Facility will reduce by $10 million on each of July 11, 2014 and July 11, 2015, and will mature on July 11, 2016, subject to a one year extension of these dates by mutual agreement.

The $40 million Facility is fully available and is to be used for general corporate purposes and to complete the Santa Elena Mine Expansion (“Expansion”), which will release operational cash flow for other corporate purposes. The Expansion at Santa Elena includes development of the underground mine and a new 3,000 tonne per-day processing plant.

The Facility is principally secured by a pledge of the Company’s equity interests in its material subsidiaries, including Nusantara de Mexico S.A. de C.V., and SilverCrest de Mexico S.A. de C.V., and their assets.

Depending on the Company’s total indebtedness to EBITDA ratio, the interest rate margin on the Facility will, at the Company’s election, range from 3.00% to 4.25% over LIBOR, or 2.00% to 3.25% over Scotiabank’s Base Rate in Canada. The Facility is subject to standby fees.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012	TSX.V:SVL NYSE MKT:SVLC

9.     CREDIT FACILITY (continued)

The availability of the Facility is subject to customary conditions precedent and qualitative and quantitative covenants. At September 30, 2013, the Company had no outstanding borrowings under the Facility and is in compliance with the Facility covenants. The Company did not incur any interest under the Facility but incurred $28,767 (2012 – nil) in standby fees during the three month period ended September 30, 2013.

The Company has deferred $527,274 of incremental costs associated with the set-up of the Facility. These costs are being amortized over the three year term of the Facility. The unamortized portion of the asset is included in “Prepaid expenses and other” and “Deferred finance expense” on the consolidated statements of financial position.

10.      CAPITAL STOCK AND RESERVES

Authorized Shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without par value.

Stock options

The Company has a stock option plan under which it is authorized to grant stock options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant. The options can be granted for a maximum term of 10 years, and certain options to employees and consultants vest over periods of time, determined by the board of directors. Options granted to investor relations consultants shall vest over a period of at least 1 year.

Stock option transactions and the number of stock options outstanding and exercisable are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price - CAD$
As at December 31, 2011	6,315,000	$1.22
Issued	1,760,000	$2.60
Exercised	(176,000)	$1.45
Forfeited	(49,000)	$1.60
Expired	(50,000)	$1.20
As at December 31, 2012	7,800,000	$1.53
Issued	350,000	$2.60
Exercised	(1,825,000)	$1.16
As at September 30, 2013	6,325,000	$1.69

		Options Outstanding			Options Exercisable
Exercise Price - CAD$	Expiry Date	Number of Shares Issuable on Exercise	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price - CAD$	Number of Shares Issuable on Exercise	Weighted Average Exercise Price - CAD$
$1.60	November 7, 2013	240,000	0.10	$1.60	240,000	$1.60	(See subsequent events)
$0.45	January 8, 2014	100,000	0.27	$0.45	100,000	$0.45
$0.50	July 22, 2014	750,000	0.81	$0.50	750,000	$0.50
$0.80	October 21, 2014	100,000	1.06	$0.80	100,000	$0.80
$1.05	September 10, 2015	1,025,000	1.95	$1.05	1,025,000	$1.05
$1.94	February 15, 2016	175,000	2.38	$1.94	175,000	$1.94
$1.17	June 17, 2016	200,000	2.72	$1.17	200,000	$1.17
$1.65	August 2, 2016	1,450,000	2.84	$1.65	1,450,000	$1.65
$1.60	November 7, 2016	175,000	3.11	$1.60	175,000	$1.60
$2.60	December 5, 2017	1,760,000	4.18	$2.60	880,000	$2.60
$2.60	January 31, 2018	350,000	4.34	$2.60	175,000	$2.60
		6,325,000	2.73	$1.69	5,270,000	$1.51

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012	TSX.V:SVL NYSE MKT:SVLC

10.      CAPITAL STOCK AND RESERVES (continued)

Share-based compensation

During the nine month period ended September 30, 2013, the Company granted 350,000 (2012 – Nil) incentive stock options with a weighted average fair value per option granted of CAD$1.44 (2012 – $Nil) for a total fair value of $489,908 (2012 – $Nil). The share-based compensation recognized during the nine month period ended September 30, 2013, under the fair value method, was $1,625,944 (2012 - $652,099).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options.

	September 30, 2013	September 30, 2012
Risk-free interest rate	1.50%	-
Expected dividend yield	-	-
Expected stock price volatility	66.27%	-
Expected forfeiture rate	1.0%	-
Expected option lives	5 years	-

11.      REVENUES

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Gold revenue - spot prices	$8,099,083	$9,256,519	$25,739,473	$24,899,920
Gold revenue - Sandstorm (1)	1,091,237	1,149,337	3,229,925	3,828,157
Gold revenue - Hedge Facility (2)	-	1,477,554	-	10,448,896
Silver revenue	4,478,813	4,811,342	13,057,636	13,099,380
	$13,669,133	$16,694,752	$42,027,034	$52,276,353

(1) For the three month period ended September 30, 2013, the Company recorded $1,091,237 (2012 - $1,149,337) related to the delivery of 1,504 (2012 - 1,585) gold ounces to Sandstorm, which consists of $526,631 (2012 - $554,632) received in cash and $564,606 (2012 - $594,705) relating to amortization of deferred revenue.

For the nine month period ended September 30, 2013, the Company recorded $3,229,925 (2012 - $3,828,157) related to the delivery of 4,453 (2012 – 5,278) gold ounces to Sandstorm, which consists of $1,558,655 (2012 - $1,847,342) received in cash and $1,671,270 (2012 - $1,980,815) relating to amortization of deferred revenue (note 8).

(2) The Hedge Facility was settled in fiscal 2012.  For the three month period ended September 30, 2012, gold revenue of $1,477,554 was recorded from 916 gold ounces delivered.  Included in gold revenue was a non-cash amount of $630,666, which is the realized difference between market spot price as at the date of delivery and the hedge price of $926.50 per ounce.

For the nine month period ended September 30, 2012, gold revenue of $10,448,896 was recorded from 6,485 gold ounces delivered. Included in gold revenue was a non-cash amount of $4,448,553, which is the realized difference between market spot price as at the date of delivery and the hedge price of $926.50 per ounce.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012	TSX.V:SVL NYSE MKT:SVLC

12.      COST OF SALES

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Mining	$1,690,035	$2,165,203	$7,568,928	$7,401,045
Crushing	703,643	929,284	2,080,530	2,590,817
Processing	1,113,047	975,567	2,990,996	2,653,886
General and administrative	950,528	900,767	2,664,562	2,360,706
	4,457,253	4,970,821	15,305,016	15,006,454
Inventory adjustment	836,496	(731,048)	(594,854)	(1,855,263)
	$5,293,749	$4,239,773	$14,710,162	$13,151,191

13.      GENERAL AND ADMINISTRATIVE

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Remuneration (note 15)	$465,050	$379,081	$1,427,988	$1,127,791
Professional fees (note 15)	158,231	104,803	490,987	400,534
General exploration	42,332	28,550	94,381	94,800
Regulatory	28,622	96,569	193,467	132,752
Shareholder and investor relations	134,012	117,441	395,881	395,535
Trade shows and travel	116,230	161,134	503,785	529,020
Other corporate expenses	3,289	81,834	396,039	369,099
Mexico corporate expenses	177,318	101,056	563,375	413,012
	$1,125,084	$1,070,468	$4,065,903	$3,462,543

14.      EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Numerator
Net earnings for the period	$3,705,318	$1,263,316	$12,573,673	$16,859,718

Denominator
For basic - weighted average number of common shares outstanding	108,775,813	89,737,466	108,062,918	89,111,270
Effect of dilutive stock options and warrants	1,732,941	4,502,453	1,732,941	4,502,453
For diluted - adjusted weighted average number of common shares outstanding	110,508,754	94,239,919	109,795,859	93,613,723

Earnings per common share
Basic	$0.03	$0.01	$0.12	$0.19
Diluted	$0.03	$0.01	$0.11	$0.18

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012	TSX.V:SVL NYSE MKT:SVLC

15.   RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Legal Fees

Paid or accrued $123,231 (2012 - $140,237) for legal fees, which were included in professional fees, and $92,404 (2012 - $Nil) which were included in “Deferred finance expense”, associated with the set-up of the Facility to Koffman Kalef LLP, a law firm in which the Company’s Corporate Secretary is partner, and recognized $20,551 (2012 - $8,504) in share-based payments to this partner.

Key Management Compensation

	September 30, 2013	September 30, 2012
Salaries and short-term benefits (1)	$684,148	$593,717
Directors' fees	98,087	64,633
Share-based payments	863,170	394,537
	$1,645,405	$1,052,887

(1)	Total remuneration paid to the President, the Chief Executive Officer and the Chief Financial Officer of SilverCrest.

Other transactions

Paid $144,079 (2012 - $98,091) for technical and administrative services and recognized $35,377 (2012 – $19,495) in share-based payments to close members of the families of individuals who are part of key management personnel.

The Company shares rent, salaries, and administrative services with Goldsource Mines Inc., a company related by common directors and officers. The Company had $34,338 receivable related to administration costs outstanding as at September 30, 2013 (December 31, 2012 – $22,746).

16.           SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental disclosure of significant non-cash transactions is provided in the table:

	September 30 ,2013	September 30 ,2012
Non-cash investing and financing activities
Capitalized to exploration and evaluation assets
Accounts payable and accrued liabilities	$1,278,519	$903,121

Capitalized to property, plant and equipment
Accounts payable and accrued liabilities	$1,036,781	$1,060,561

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012	TSX.V:SVL NYSE MKT:SVLC

17.   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure.  These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions, and is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b.	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, short term investments and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and short term investments with high-credit quality financial institutions.

c.	Foreign Currency Risk

The Company operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At September 30, 2013, the Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following United States dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$741,496	$23,097,700	$259,046	$24,098,242
Amounts receivable	91,860	-	9,286	101,146
Taxes receivable	-	-	7,462,744	7,462,744
Total Assets	833,356	23,097,700	7,731,076	31,662,132

Accounts payable and accrued liabilities	466,812	1,480,077	2,183,229	4,130,118
Total Liabilities	466,812	1,480,077	2,183,229	4,130,118

Net Assets	$366,544	$21,617,623	$5,547,847	$27,532,014

Based on the above net exposures at September 30, 2013, a 10% appreciation (depreciation) of the United States dollar against the Canadian dollar and Mexican Peso, with all other variables held constant, would result in approximately a $590,000 decrease (increase) in the Company’s comprehensive earnings for the period.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012	TSX.V:SVL NYSE MKT:SVLC

17.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

At December 31, 2012, the Company was exposed to foreign currency risk through the following financial assets and liabilities held in the following United States dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$4,662,882	$23,330,312	$153,855	$28,147,049
Short term investments	-	20,000,000	-	20,000,000
Amounts receivable	309,707	184,674	2,623	497,004
Taxes receivable	-	-	6,355,457	6,355,457
Total Assets	4,972,589	43,514,986	6,511,935	54,999,510

Accounts payable and accrued liabilities	972,464	1,575,816	1,027,762	3,576,042
Total Liabilities	972,464	1,575,816	1,027,762	3,576,042

Net Assets	$4,000,125	$41,939,170	$5,484,173	$51,423,468

d.    Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents, short term investments and corporate credit facility. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit or guaranteed bank investment certificate, as they are held with large and stable financial institutions. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. At September 30, 2013, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings for the period.

e.    Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  At September 30, 2013, the Company has not entered into any agreement or purchased any instruments to hedge possible commodity risks.

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash and cash equivalents, short term investments, amounts receivable, taxes receivable and accounts payable and accrued liabilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturities of these financial instruments.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s cash and cash equivalents and short term investments are classified as Level 1 financial instruments.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012	TSX.V:SVL NYSE MKT:SVLC

18.           INCOME TAXES

The composition of the Company’s deferred tax assets and liabilities are as follows:

	September 30, 2013	December 31, 2012
Mexico operations
Deferred tax assets:
Asset retirement obligations	$1,059,000	$1,008,000
Deferred tax liabilities:
Property, plant and equipment	(3,127,000)	(1,476,000)
Exploration and evaluation assets	(1,185,000)	(802,000)
Inventory	(370,000)	(355,000)
Defered tax liabilities, net	$(3,623,000)	$(1,625,000)

19.      SEGMENTED INFORMATION

The Company has three reportable segments, those being the mine operations at Santa Elena, Mexico; mine exploration and evaluation projects at La Joya and Cruz de Mayo, Mexico; and Corporate. The Corporate segment is responsible for the evaluation and acquisition of new mineral properties, management of cash and cash equivalents, regulatory reporting and general corporate activities conducted in Canada and Mexico.

Geographic segmented information is presented as follows:

	Mexico	Mexico	Canada
September 30, 2013	Santa Elena	Other Projects	Corporate	Total
Revenue	$41,848,733	$-	$178,301	$42,027,034
Cost of sales	(14,710,162)	-	-	(14,710,162)
Depletion, depreciation and accretion	(4,627,154)	-	(7,399)	(4,634,553)
Mine operating earnings	22,511,417	-	170,902	22,682,319
Other net expenses	(563,375)	-	(3,677,271)	(4,240,646)
Current income tax expense	(3,870,000)	-	-	(3,870,000)
Deferred tax expense	(1,998,000)	-	-	(1,998,000)
Net earnings (loss) for the period	$16,080,042	$-	$(3,506,369)	$12,573,673

Asset Information
Property, Plant and Equipment	$79,178,409	$-	$27,020	$79,205,429
Exploration and evaluation assets	$-	$15,218,082	$-	$15,218,082

September 30, 2012	Santa Elena	Other Projects	Corporate	Total
Revenue	$52,065,027	$-	$211,326	$52,276,353
Cost of sales	(13,151,191)	-	-	(13,151,191)
Depletion, depreciation and accretion	(4,415,762)	-	(30,732)	(4,446,494)
Mine operating earnings	34,498,074	-	180,594	34,678,668
Other net expenses	(5,821,529)	-	(3,867,421)	(9,688,950)
Current income tax expense	(7,650,000)	-	-	(7,650,000)
Deferred tax expense	(480,000)	-	-	(480,000)
Net earnings (loss) for the period	$20,546,545	$-	$(3,686,827)	$16,859,718

Asset Information
Property, Plant and Equipment	$35,961,898	$-	$29,850	$35,991,748
Exploration and evaluation assets	$-	$9,399,928	$-	$9,399,928

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012	TSX.V:SVL NYSE MKT:SVLC

20.      CONTINGENCIES

In December 2012, the Mexican government amended federal labour laws with respect to the use of service companies, subcontracting arrangements, and the obligation to compensate employees with appropriate profit sharing in Mexico. The Company continues to review these amendments, but currently believes it is probable that these amended labour laws will not result in a material obligation or additional profit sharing entitlements for its Mexican employees at September 30, 2013, and December 31, 2012.

21.      SUBSEQUENT EVENTS

The following events occurred subsequent to September 30, 2013:

a)
75,000 incentive stock options priced at CAD$0.80 per share were exercised for cash proceeds of $57,700. 240,000 incentive stock options priced at CAD$1.60 per share due to expire on November 7, 2013 have been granted an extension of one year to November 7, 2014.

b)
During October 2013, the Mexican Congress approved the 2014 Tax Reform, which proposes the implementation of a 7.5% tax on earnings before interest, tax, depreciation and amortization, and a 0.5% environmental erosion fee based on gross revenues.  In addition, the approved proposal disallows immediate deductions for exploration expenses in the period in which they occurred, replacing the current practice with an allowable 10% amortization of exploration expenses per year. These changes will be effective January 1, 2014. The Company is currently assessing the impact of these changes on fiscal 2013 financial results.